Exhibit 99.122

VIA SEDAR

October 4, 2019

Alberta Securities Commission

Autorité des marchés financiers (Québec)

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Service Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office

Saskatchewan Financial Services Commission

Re:	Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations (« NI 51-102 »)

Following the Special Meeting of Shareholders of Liminal BioSciences Inc. (previously known as Prometic Life Sciences Inc.) (the (“Company”) held on October 3, 2019 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, continuous disclosure obligations, we hereby advise you of the matters voted upon at the Meeting and the voting results, the whole as detailed in the Management Information Circular of the Company dated September 4, 2019 (the “Circular”). According to the scrutineers’ report, the shareholders present at the meeting, in person or by proxy, represented 20,451,937 Common Shares, or 87.73% of the 23,313,164 shares outstanding on September 3, 2019, the record date for the Meeting.

Name Change

The amendment to the Company’s articles to effect the change of name of the Company to “Liminal BioSciences Inc.”, or such other name as may be accepted by the relevant regulatory authorities and approved by the Board, was approved.

For		Against
Votes	%	Votes	%
20,411,238	99.82	36,566	0.18

Liminal BioSciences Inc. (previously known as Prometic Life Sciences Inc.)

(s) Marie Iskra
Marie Iskra
General Counsel

www.liminalbiosciences.com	info@liminalbiosciences.com	+1.450.781.0115	Liminal BioSciences inc.
440 Boul. Armand-Frappier,
Suite 300 Laval, Québec,
H7V4B4, Canada